

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 6, 2011

Via Email
Mr. Dale P. Euga
Chief Executive Officer
Powerdyne International, Inc.
300 Centerville Road, Suite 100E
Warwick, RI 02886

> **Re: Powerdyne International, Inc.**
> **Amendment to Registration Statement on Form S-1**
> **Filed June 15, 2011**
> **File No. 333-172509**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2010**
> **Filed April 12, 2011**
> **File No. 000-53259**

Dear Mr. Euga:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1

General Comments

1. We reissue prior comments two and three from our letter dated April 28, 2011. Please revise the disclosure throughout your prospectus to provide a reasonable basis for promotional statements concerning the attributes of your proposed products. To the extent that such statements are based on product testing, disclosure could indicate, for example, who performed the testing, the tests conducted and the test dates and results. Also, please clarify why the prior prototype was disassembled and disposed of.

2.   With respect to comment three from our letter dated April 28, 2011, your response indicates that you do not currently have a working prototype. It is therefore unclear why you make statements such as "[t]o date, no other products of the Company have been manufactured," on page six. You do not appear to have any working prototype or product that has been manufactured. You also state on page four that "[t]he Company's units can also be assembled…" As you don't have any units, it is unclear why you use the present tense. Please revise pages four, six and throughout accordingly.

3.   We reissue prior comment four from our letter dated April 28, 2011. Please revise to:
   - Name Mr. Cassidy as a promoter;
   - Disclose the role that Tiber, Mr. Cassidy, and their respective affiliates had at Greenmark Acquisition Corp.;
   - File the consulting agreement with Tiber;
   - Disclose all fees paid or payable pursuant to Item 404 of Regulation S-K related to your agreements with Tiber, Mr. Cassidy or their respective affiliates; and,
   - Provide the disclosure requested by Item 509 of Regulation S-K under an appropriately captioned heading addressing the fact that counsel is issuing an opinion that covers the resale of his shares.

4.   Please revise to fix the offering price of the resale offering for the duration of your offering instead of simply setting a floor for your offering. In this regard your attention is directed to prior comment five.

Cover Page

5.   Please revise your offering termination date to key off the initial effectiveness date of your Form S-1 instead of the prospectus date as you may have multiple prospectus dates during the course of your offering.

Use of Proceeds, page 11

6.   Please briefly describe the nature of your offering related expenses and reconcile them to your Part II disclosure. In addition, clarify that these will be incurred regardless of any proceeds raised in your offering.

Dilution, page 12

7.   We reissue prior comment 17. Please provide quantitative disclosure in your discussion of "net tangible assets of the company."

Plan of Distribution, page 13

8.   Please revise your Plan of Distribution and other disclosure to be consistent with your response to prior comment 18 as it relates to your officers not selling any shares until such time as all of the 16,000,000 primary shares have been sold.

The Business, page 15

9.   Please revise your disclosure to address the testing done and to be done on your product. Please clarify the nature of the testing, the results – if any, along with a brief explanation of the results. Explain who conducted the testing and what additional testing, if any, needs to be done to develop a commercialized product. In this regard, we note disclosure stating that the company has "completed its prototype and is in the process of its testing" and that you have "a fully operational and updated prototype." Your response to prior comment two, however, states that the company has completed "major construction" of the Series 2 prototype and is conducting "final assembly" and "bench testing." The meaning of the term prototype is unclear as construction and assembly remain to be done. Please revise to clearly explain the status of completion of the product you intend to have manufactured, and clarify the extent to which testing is necessary to determine if it works, as opposed to how efficiently it works. See related comment below under Plan of Operation.

10.   We note your response to comments three and 23 of our letter dated April 28, 2011. Your responses address three "series" of prototypes. It is unclear why your disclosure refers to "a prototype," "current prototype" and "the prototype" instead of the three series. Please revise to reconcile the apparent inconsistency.

11.   We note your response to comment 20 of our letter dated April 28, 2011. Please revise page 21 and where appropriate to state, if true, that you have not entered into any agreement or arrangement for containers. If you have entered into an agreement or arrangement, please file it and describe the material terms.

12.   We reissue prior comment 21. Please provide a brief discussion of the merger transaction with Greenmark Acquisition Corp., including the material terms of the transaction. In this regard your attention is directed to Item 101(h)(3) of Regulation S-K.

13.   We partially reissue prior comment 24. Please revise your "Pricing" discussion to disclose the basis for, and assumptions underlying, the statement that your customer's costs will be substantially lower using your product. In this regard, it is unclear how you estimate the operating cost for your product given its current development stage. In particular, we note statements on page 16 suggest that you are currently testing the performance characteristics of your product.

14.   We reissue prior comment 25. Please provide a basis, in your disclosure, for the statements made comparing your proposed product to your competitors, including Caterpillar. Please disclose, for example, the "data and results" that provide a basis for your statement on page 19 that the performance efficiencies of the other unit "do not approach the capabilities and operational characteristics" of what you have constructed to date.

15.   Please clarify your disclosure on page 19 to indicate that you currently do not have any strategic partners.

16.   We reissue prior comment 29. As you are currently a public company, please update your disclosure that your remaining officers will not receive any compensation until you "become[] a public company."

17.   We partially reissue prior comment 30. Please address the adequacy of your manufacturing facility and, in an appropriate location, address any specialized tools, equipment, or employees necessary to produce your product.

18.   Please revise your page 20 disclosure to address the fees payable to MBA pursuant to your agreement with MBA and clarify the nature of the services to be provided to you.

19.   We note your statement on page 21 that less than $50,000 has been spent since inception on research and development. Please revise to provide a narrower range of funds expended on research and development or advise us why you are unable to do so.

Plan of Operation, page 22

20.   We note your revised disclosure concerning the "indefinite time period" for completing your product. Please revise your Summary, Risk Factors, and other disclosures to address the fact that you do not have a completed product or a timeframe for completing your product. In this regard your attention is also directed to prior comment three addressing the use of the present tense to describe your product. Finally, please provide an estimate of the amount of funds necessary to complete the testing and commercialization of your product.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 24

21.   We note your revised disclosure addressing your attempts to establish an equipment financing facility which, if established, "will position [you] on sound financial footing by bolstering the financial capability of the Company to meeting its manufacturing commitments … and allow [you] to be almost completely self-funded." Given the uncertainty surrounding the consummation of this arrangement, please advise us of your basis for this disclosure or remove it.

22.   We reissue prior comment 33. Please provide a basis for your statement that you
        "currently have appropriate financing to continue operations for the next 15 months."
        Your revised disclosure should clarify the nature and extent of the operations that are
        assumed to take place during this time, reconcile your monthly expenses and cash burn
        rate on page 26, and address your ability to repay outstanding liabilities.

23.   Please revise to address the nature of the $75,000 in professional services incurred in
        2010 in greater detail.

24.   Please update your disclosure to address the periods covered by your financial
        statements.

Executive Compensation, page 28

25.   We reissue prior comment 37. Please revise your statement that "[n]o executive has
        received cash compensation …" to address Item 402(m) of Regulation S-K, including
        Instruction 1.

Certain Relationships and Related Transactions, page 29

26.   We reissued prior comment 40. Please provide the disclosure requested by Item
        404(d)(2) of Regulation S-K. For additional information about this comment, please
        refer to prior comment four from our April 28, 2011 letter.

Certain Relationships and Related Transactions, page 29

27.   Please update your disclosure to address your manufacturing facility lease and file the
        lease agreement as an exhibit.

Shares Eligible for Future Sale, page 30

28.   We note your response to prior comment 45 and reissue. Please provide us an analysis
        supporting your conclusion that Rule 144(i) does not apply to you. For avoidance of
        doubt, your analysis should address both 144(i)(1)(i), which relates to your current status
        and 144(i)(1)(ii), which applies to any issuer who previously would have been covered
        by Rule 144(i).

Financial Statements for the period from February 2, 2010 (inception) to December 31, 2010

29.   We read your response to prior comment 50. We note that you revised your balance
        sheet, statement of changes in stockholders' deficit and the footnote related to the stock
        subscription agreement. Explain to us how you are using the additional paid-in capital
        and common stock subscribed accounts in your financial statements. If the former
        represents the full value of stock subscriptions and the latter the amount of the

subscription not yet issued, please revise to clarify your presentation. If you are using these accounts differently, please explain to us what you are doing and revise the financial statements to clarify.

30.   Revise to update Powerdyne's financial statements in accordance with Rule 8-08 of Regulation S-X. Note also that upon updating the financial statements to a period that encompasses the date of the reverse acquisition, you must retroactively restate the historical financial statements of Powerdyne for all periods to give effect to the reverse acquisition. The audit report should be redated or dual-dated to reflect the retroactive restatement of the financial statements.

Part II

Item 14

31.   We reissue prior comment 52. We note that you have sold shares on various dates between February 8, 2011 and March 25, 2011 as indicated in response to Item 14 of Form S-1, and that the list of purchasers extends beyond 50. You refer to "previous subscription agreements" in connection with the February 8, 2011 purchasers, but it is unclear when and under what circumstances they received offers and provided subscriptions to you. Please revise to provide the disclosure requested by Item 701(a), (c) and (d) of Regulation S-K for each individual transaction and explain how transactions involving several purchasers extended beyond a particular given date. We may have further comment.

Item 16

Exhibits

32.   Please note the continuing applicability of prior comment 26 relating to your filing of the legality opinion.

Exhibit 10.3

33.   The employment agreement filed as exhibit 10.3 appears to provide for the issuance of shares to an executive and contain an anti-dilution feature such that the executive's ownership percentage does not fall below a prescribed floor. The agreement suggests that your Chief Executive Officer and General Counsel have similar arrangements. Please revise the disclosure throughout your document to address these provisions.

34.   We note the June 1, 2011 employment agreement modification letter filed with exhibits 10.3 and 10.4 makes reference to the fragility of your finances, unforeseen adverse tax consequences flowing from the accruals, and the cessation of accrual and payment for time and expenses incurred during the year ended December 31, 2010.   It is unclear how

a fragile financial state necessitating the discontinuance of salary is consistent with statements about your ability to finance your operations on page 26. Please revise or advise.

Item 17

35.   We reissue prior comment 55. We note, for example, portions of the paragraph requested by Item 512(a)(1)(ii) are inconsistent with the language provided by your Undertaking. Please revise.

Signatures

36.   We reissue prior comment 56. Please revise to have your principal executive officer, principal financial officer, and principal accounting officer sign your document in their personal capacities and not merely on behalf of the registrant.

Form 10-K, for the Fiscal Year Ended December 31, 2010

37.   Please amend your Form 10-K, and other Exchange Act reports, as applicable to comply with the comments above and the comments from our April 28, 2011 letter.

38.   We note your response to prior comment 46. Please explain how GAC had zero audit fees or other expenses for the fiscal year ended December 31, 2010. Reconcile your response to the $13,850 audit fee for 2010 disclosed in Item 14, Principal Accounting Fees and Services. If this amount refers to GAC's audit fees, revise the statement of operations in the Form 10-K to include the audit fees incurred as well as all costs of doing business and indicate the financial statements have been restated. If this amount is Powerdyne's audit fee, it should not be included in GAC's statement of operations for the year ended December 31 2010.

39.   Your response to prior comments 57, 58, 59, 60, 61, 62, 63, and 64 suggest that you will amend your Exchange Act filings to provide the requested disclosure. Please file the amendments or provide draft disclosure with your next amended Form S-1.

Form 8-K/A filed April 5, 2011

40.   Refer to prior comment 50. Revise to present pro forma information that gives effect to
        the merger between Greenmark Acquisition Corp (GAC) and Powerdyne. Since the
        Form 8-K only presents pre-merger historical financial statements of Powerdyne, pro
        forma financial information is required. Refer to Item 9.01 of Form 8-K. The Form 10-
        K for the year ended December 31, 2010 presents pre-merger historical financial
        statements of GAC and pro forma financial information pursuant to Rule 8-06 of
        Regulation S-X is not typically required in a Form 10-K. Since the historical financial
        statements in the S-1 will be updated retroactively to give effect to the reverse
        acquisition, pro forma financial information is no longer required.

Form 10-Q for the Three Months Ended March 31, 2011

Financial Statements

Condensed Statement of Changes in Stockholders' Deficit

41.   We note that you accounted for the reverse merger with GAC in the quarter ended March
        31, 2011. We note that GAC had assets of $500, liabilities of $3,000 and stockholders'
        deficit of $2,500. Please explain to us your recapitalization adjustments of $(102,200)
        stock subscription and $830,600 additional paid in capital in your statement of
        stockholders deficit. Please explain the basis for increasing stockholders' deficit by
        $728,500 for the recapitalization.

Condensed Statement of Cash Flows

42.   We note that you recorded stock compensation expense of $495,000 during the quarter
        ended March 31, 2011. We note your policy that stock based compensation payments are
        recognized in the financial statements based on their grant date fair values which are
        calculated using historical pricing. Please provide to us details on the price used and how
        this expense was calculated.

43.   Revise to describe the comparative column as "For the period from February 2, 2010
        (inception) to March 31, 2010. Provide a similar revision in the statement of operations.

Note 8 – Commitments and Contingencies

44.   We note that you are involved in a legal settlement with a former employee and have not
        accrued any amount for this claim. Please disclose the amount or range of reasonably
        possible loss, as that term is defined in ASC 450. If you conclude that you cannot
        estimate a range of reasonably possible losses on any of the matters, please disclose this
        fact.

Management's Discussion and Analysis

45.   We note your liquidity disclosure that you received $495,000 from the private sale of
        your stock in the period from February 2, 2010 (inception) to March 31, 2011. However,
        you cash flow statement shows total proceeds from issuance of common stock of
        $364,485 and stock compensation expense of $495,000. Please revise to clarify this
        inconsistent disclosure.

Item 2 Unregistered Sales of Equity Securities and Use of Proceeds

46.   Please revise to provide all of the information requested by Item 2 of Part II to Form 10-
        Q for each investor, including the 56 investors referred to as receiving the 36,693,333
        shares. See Item 701 of Regulation S-K. Finally, please advise us how you solicited the
        56 investors.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Act of 1933 and
all applicable Securities Act rules require. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        You may contact Nasreen Mohammed at (202) 551-3773 or Tia Jenkins at (202) 551-
3871 if you have questions regarding comments on the financial statements and related matters.
Please contact Jay Williamson at (202) 551-3393 or Jim Lopez at (202) 551-3536 with any other
questions.

                                                Sincerely,

                                                /s/ James Lopez (for)

                                                John Reynolds
                                                Assistant Director